EXHIBIT 99.1

Joint Filer Information

Name of Joint Filer:	G&P Sponsor, LLC

Address of Joint Filer:	c/o G&P Acquisition Corp. 222 Bellevue Avenue Newport, Rhode Island 02840

Relationship of Joint Filer to Issuer:	10% Owner, Director (Director by Deputization). Mr. Schorsch is the chairman of the board of directors of the Issuer. G&P Sponsor, LLC may be deemed a director by deputization as a result of the service of Mr. Schorsch.

Issuer Name and Ticker of Trading Symbol:	G&P Acquisition Corp. [GAPA]

Date of Event Requiring Statement (Month / Day / Year):	03/10/2021

Name of Joint Filer:	Nicholas S. Schorsch

Address of Joint Filer:	c/o G&P Acquisition Corp. 222 Bellevue Avenue Newport, Rhode Island 02840

Relationship of Joint Filer to Issuer:	10% Owner, Director

Issuer Name and Ticker of Trading Symbol:	G&P Acquisition Corp. [GAPA]

Date of Event Requiring Statement (Month / Day / Year):	03/10/2021